UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at November 20, 2008

NORTHERN DYNASTY MINERALS LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Marchand Snyman
Director and Chief Financial Officer

Date: November 20, 2008

Print the name and title of the signing officer under his signature.

  Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.northerndynasty.com

PEBBLE DEPOSIT DRILLING RESULTS UPDATE

November 20, 2008, Vancouver, B.C. - Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; AMEX: NAK) reports that core drilling activities at the Pebble Limited Partnership's ("PLP", "Pebble Partnership" or the "Partnership") project site in southwest Alaska continue to intersect long intervals of higher grade mineralization, and demonstrate a very high level of continuity within the Pebble deposit.

The focus of the Partnership's 2008 drill program is to upgrade the classification for a large portion of the mineral resource in the Pebble East area and to delineate the deposit's extent and overall geometry in order to facilitate comprehensive mine planning. To early November 2008, PLP crews had completed 123,000 feet of drilling in 27 infill and step-out holes. Results have been received for 18 holes (numbered 8401 through 8416, 8419 and 8421), and assays are pending for seven other holes. Drilling is ongoing with six rigs working on new holes.

"The primary goal of the 2008 drill program is to allow the Partnership to finalize a Prefeasibility Study next year," said Northern Dynasty President & CEO Ron Thiessen. "The results we are releasing today are fully consistent with that goal. Not only do they confirm the consistency and tenor of the Pebble deposit, but also the potential to expand the mineral resource in future."

Thiessen said a revised mineral resource estimate for the Pebble deposit will be complete before year end, and is expected to move a significant proportion of the mineralization in the Pebble East area from an inferred to an indicated category. He added that Northern Dynasty plans to cease reporting on the Pebble West and Pebble East zones separately, and publish a single mineral resource estimate for the overall Pebble Deposit.

A Table of 2008 Pebble Deposit Assay Results is included with this news release and a Drill Hole Location Plan Map is posted on Northern Dynasty's website www.northerndynastyminerals.com/ndm/NewsReleases.asp.

Highlights include:

°       Hole 8405 intersected 2,460 feet grading 1.20% copper equivalent (CuEQ1) (0.78% Cu, 0.25 g/t Au, 0.046% Mo). Included in this intersection is a 386 foot interval grading 1.87% CuEQ (1.40% Cu, 0.16 g/t Au, 0.066% Mo).
°       Hole 8410 intersected 1,525 feet grading 1.21% CuEQ (0.80% Cu, 0.44 g/t Au, and 0.023% Mo). Included in this intersection is a 730 foot interval grading 1.44% CuEQ (0.92% Cu, 0.57 g/t Au, 0.027% Mo).
°       Hole 8412 intersected 1,301 feet grading 1.76% CuEQ (1.11% Cu, 0.69 g/t Au, and 0.038% Mo). Included in this intersection is a 649 foot interval grading 1.96% CuEQ (1.34% Cu, 0.65 g/t Au, 0.036% Mo).
°       Hole 8413 intersected 2,469 feet grading 1.15% CuEQ (0.80% Cu, 0.20 g/t Au, and 0.040% Mo). Included in this intersection is a 1789 foot interval grading 1.32% CuEQ (0.96% Cu, 0.23 g/t Au, 0.036% Mo).
°       Hole 8414 intersected 1,224 feet grading 1.27% CuEQ (0.60% Cu, 0.80 g/t Au, and 0.027% Mo). Included in this intersection is a 796 foot interval grading 1.42% CuEQ (0.59% Cu, 1.06 g/t Au, 0.024% Mo).
°       Hole 8515 intersected 2009 feet grading 1.15% CuEQ (0.64% Cu, 0.54 g/t Au and 0.029% Mo). Included in this intersection is a 1060 feet interval grading 1.52% CuEQ (0.81% Cu, 0.84 g/t Au and 0.028% Mo).

Of particular note, hole 8413 (2,469 feet grading 1.15% CuEQ) demonstrates the strength of the mineralizing system in the central part of Pebble East. Holes 8410, 8412, 8414 and 8415 drilled in the southeast, holes 8408, 8411 and 8419 drilled in the northwest, and hole 8404 drilled in the south, tested for the extent of the deposit. The positive results from these holes confirm the open-ended potential in these areas.

The 2008 drilling program has also contributed significantly to the geological and structural understanding of the Pebble deposit which will assist with the Prefeasibility Study work.

"Pebble continues to distinguish itself as one of the world's great mineral deposits, with the potential to support a modern, long-life mine that delivers substantial benefits to shareholders, local communities and the State of Alaska," Thiessen said. "Based on the positive drill results released today, and ongoing progress made by the project's engineering, environmental and stakeholder relations teams, the Pebble Partnership remains on track to finalize a Prefeasibility Study in the latter half of 2009 and commence project permitting in early 2010."

Mark Rebagliati, P.Eng., a Qualified Person who is supervising the exploration and drilling programs for the Pebble Project on behalf of Northern Dynasty, has reviewed this release.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

On behalf of the Board of Directors
Ronald W. Thiessen
President & CEO

Core logging and sampling are completed in PLP's secure facility at Iliamna, Alaska. The NQ-size core is sawn and samples are transported to the ALS Chemex laboratory in Fairbanks for drying, weighing and crushing. Samples are shipped by airfreight to the main ALS Chemex laboratory, North Vancouver, Canada (an ISO 9003 certified laboratory) for final preparation and analysis. Gold is determined by 30 g Fire Assay (FA) fusion with an Atomic Absorption Spectroscopy (AAS) finish. Copper, molybdenum and 23 other elements are assayed by four acid digestion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. PLP includes standards, duplicates and blanks in addition to the laboratory's internal quality control work. Duplicate samples are analyzed by Acme Analytical Laboratories of Vancouver, Canada.

Sole Responsibility

No regulatory authority accepts responsibility for the accuracy of this release.
Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Comments on Forward Looking Information, Estimates and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. Subsequent results and developments may differ materially from those postulated in the estimates and forward-looking statements. Other factors that could cause the Company's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to the Company on terms acceptable to it or at all. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information about CuEQ

Copper equivalency or "CuEQ" is a manner of expressing poly-metallic deposits as a grade of the principal mineralization (by value). As used herein, gold and molybdenum values have been expressed as part of the copper grade. CuEQ as calculated herein is based on assumed metal prices of US$1.80/lb for copper, US$800/oz for gold, and US$10.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum depend upon the completion of definitive metallurgical testing. Significant shifts in the relative values of these metals can significantly change the CuEQ. CuEQ is provided for illustrative purposes only.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release uses the terms "measured resources", "indicated resources" and "inferred resources". Northern Dynasty Minerals Ltd. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

  PEBBLE DEPOSIT - 2008 ASSAY RESULTS

Drill Hole Number	Vertical Depth to Cretaceous (feet)	Hole Dip (degrees)	Hole Direction (degrees)		Intercept (metres)	From (feet)	To (feet)	Intercept (feet)	Cu %	Au2 g/t	Mo %	CuEQ[1] %
8401	1115	-90	0		506.9	1768	3431	1663	0.53	0.37	0.026	0.91
8401	1115	-90	0	incl.	81.1	1768	2034	266	0.85	0.85	0.024	1.53
8402	1376	-90	0		339.9	2433	3548	1115	0.84	0.11	0.019	1.02
8402	1376	-90	0	incl.	176.8	2938	3518	580	0.99	0.12	0.028	1.22
8403	1091	-90	0		719.9	1091	3453	2362	0.40	0.47	0.027	0.86
8403	1091	-90	0	incl.	27.4	1091	1181	90	0.80	0.69	0.019	1.36
8403	1091	-90	0	incl.	92.7	2035	2339	304	0.64	0.68	0.025	1.22
8404	1099	-90	333		280.7	1206	2127	921	0.64	0.48	0.035	1.14
8404	1099	-90	333	incl.	135.3	1683	2127	444	0.74	0.55	0.039	1.32
8405	1988	-74	237		749.8	2288	4758	2460	0.78	0.25	0.046	1.20
8405	1988	-74	237	incl.	442.6	2528	3990	1452	1.00	0.23	0.050	1.43
8405	1988	-74	237	and	117.7	2944	3330	386	1.40	0.16	0.066	1.87
8406	1282	-80	70		85.7	3567	3848	281	1.35	0.06	0.014	1.46
8407	4360+	-90	0	Lost - No assays
8408	989	-90	0		118.9	989	1379	390	0.40	0.67	0.024	0.97
8409	1616	-80	270		291.7	1626	2583	957	0.65	0.55	0.038	1.22
8409	1616	-80	270	incl.	124.1	1626	2033	407	0.96	0.80	0.051	1.76
8410	2426	-68	270		464.8	2617	4142	1525	0.80	0.44	0.023	1.21
8410	2426	-68	270	incl.	397.8	2617	3922	1305	0.88	0.47	0.021	1.30
8410	2426	-68	270	and	222.5	3192	3922	730	0.92	0.57	0.027	1.44
8410	2426	-68	270	and	88.4	3192	3482	290	1.12	0.79	0.023	1.76
8411	972	-85	20		686.4	986	3238	2252	0.32	0.34	0.026	0.68
8411	972	-85	20	incl.	45.7	986	1136	150	0.61	0.67	0.018	1.14
8411	972	-85	20	incl.	45.7	1898	2048	150	0.53	0.40	0.026	0.94
8411	972	-85	20	incl.	114.9	2861	3238	377	0.29	0.49	0.048	0.87
8412	2684	-73	325		396.5	2807	4108	1301	1.11	0.69	0.038	1.76
8412	2684	-73	325	incl.	197.8	2886	3535	649	1.34	0.65	0.036	1.96
8413	1618	-90	0		752.4	1619	4087	2469	0.80	0.20	0.040	1.15
8413	1618	-90	0	incl.	545.1	1619	3407	1789	0.96	0.23	0.036	1.32
8413	1618	-90	0	and	212.9	1619	2317	699	1.21	0.13	0.036	1.49
8413	1618	-90	0	and	225.6	2587	3327	740	0.83	0.35	0.040	1.28
8413	1618	-90	0	and	51.8	3157	3327	170	0.52	0.96	0.072	1.54
8414	2422	-75	318		373.1	2547	3779	1224	0.60	0.80	0.027	1.27
8414	2422	-75	318	incl.	242.6	2627	3423	796	0.59	1.06	0.024	1.42
8414	2422	-75	318	and	76.8	2942	3194	252	0.71	1.46	0.022	1.78
8414	2422	-75	318	and	45.4	3274	3423	149	0.77	1.24	0.035	1.77
8415	2634	-77	312		612.3	2703	4712	2009	0.64	0.54	0.029	1.15
8415	2634	-77	312	incl.	323.1	2703	3763	1060	0.81	0.84	0.028	1.52
8415	2634	-77	312	and	51.8	3183	3353	170	1.04	1.43	0.032	2.15
8416	623	-90	0		1009.2	623	3934	3311	0.14	0.16	0.015	0.33
8419	1078	-90	0		218.5	3283	4000	717	0.35	0.53	0.003	0.71
8419	1078	-90	0	incl.	48.8	3520	3680	160	0.64	0.43	0.007	0.96
8421	1690	-73	325		873.6	2212	5078	2866	0.19	0.11	0.003	0.27

[1] Copper equivalent calculations use metal prices of US$1.80/lb for copper, US$800/oz for gold and US$10.00/lb for molybdenum. Metallurgical recoveries and net smelter returns are assumed to be 100%. CuEQ = Cu % + (Au g/t x 25.72/39.68) + (Mo % x 220.46/39.68).
[2] Au values of greater than 5.0 g/t are capped at 5.0 g/t.